Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES LAUNCH OF NEW CUSTOMER WEB SITE

Toronto, Ontario – May 30, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions is pleased to announce the launch of a new customer web presence delivered through its portfolio company Envision Online Media Inc. (“Envision”).

As previously announced Northcore has acquired Envision, an Ottawa based software development company and Microsoft Partner. Envision has been one of the most respected boutique solutions providers in the National Capital Area for over a decade and brings a complementary product and skill set to Northcore.

The customer, ArtSmarts, is a national not for profit agency which supports, promotes, and demonstrates the impact of the arts as a way of engaging students in 21st century life and learning. It has been the advocacy group for a dynamic approach to teaching, learning, doing and thinking that has been changing the lives of students, artists, educators, and entire schools and communities since 1998. The web site and more information can be found at http://www.artssmartsopen.ca/.

"The launch of the new ArtSmarts Open website is a major milestone for our team," said Colin Jackson, Chair of Art Smarts. "This innovative Web presence will allow us to reach an even broader range of participants and engage students and teachers in a wide variety of novel and effective ways. Thanks to the team at Envision for their great work on this project."

“We are excited to welcome the team at ArtSmarts to our growing list of customers,” said Amit Monga, CEO of Northcore Technologies.  "It is gratifying to see such a worthy cause supported by a strong and vibrant web presence. Kudos to the team at Envision for the delivery of a quality product to another satisfied customer."

Further disclosure on Envision's portfolio and capabilities can be found on their web presence located at www.Envisiononline.ca.

Northcore Announces Launch of New Customer Web Site

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle. Northcore's portfolio companies include Envision Online Media Inc., a specialist in the delivery of content management solutions.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

Companies interested in effective software solutions should contact Northcore at 416-640-0400 or 1-888-287-7467, extension 395 or via email at Sales@northcore.com.

For more information, visit northcore.com

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com